Deep Well Oil & Gas, Inc. Suite 700, 10150 - 100 Street, Edmonton, AB T5J 0P6, Telephone: 780-409-8144, Fax: 780-409-8146

May 12, 2011	SENT VIA EMAIL: GallagherJ@SEC.GOV

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Attention:  Mr. Brad Skinner, Senior Assistant Chief Accountant

RE:        Deep Well Oil & Gas, Inc. – File No. 000-24012

In response to your comment letter, dated April 14, 2011, on the review of our Form 10-K for the fiscal year ended September 30, 2010 and our Form 10-Q for the quarter ended December 31, 2010 as filed with the U.S. Securities and Exchange Commission (“SEC”), our responses to each of your comments are as follows:

Response to SEC Comment #1.

The decrease of $949,046 in our general and administrative costs is primarily due to a reduction in operating expenses caused by a decrease in fees payable to subcontractors as a result of a decline in drilling activity and a reduction in legal fees.

For the year ended September 30, 2010, depreciation and accretion expense increased by $71,344 primarily due to the August 2009 conversion of a rent to purchase agreement which was depreciated in the 4th quarter of our 2009 year end and in the September 30, 2010 year end. Depreciation expense is computed using the declining balance method over the estimated useful life of the asset. In compliance with our accounting policy only half of the depreciation is taken in the year of acquisition. So the depreciation seems to almost double in the second year, but really nothing significant has changed. There was no significant increase in accretion expense for the September 30, 2010 year end.

Response to SEC Comment #2.

As reported on our Consolidated Statement of Cash Flows under financing activities we completed the first tranche of a private placement on August 14, 2008, pursuant to a subscription agreement to one investor, for total gross proceeds of $5,000,000 and on October 31, 2008, we completed the second tranche of the same private placement for additional proceeds of another $5,000,000. We did not raise any funds during the September 30, 2010 year end which explains the decrease in our 2010 financing activities.

Our decrease in operating activities from the previous year end relates primarily to a reduction in stock based compensation expense, since no new stock options were granted after the September 30, 2007 year end, and as of September 30, 2009 there were no remaining unrecognized compensation costs related to the non-vested portion of the stock options.

Our decrease in investing activities for the year ended September 30, 2010 relates primarily to there being no drilling activity during this year, therefore there was a reduction in the purchase of property and equipment and investment in oil and gas properties. We successfully completed a drilling program and drilled 6 wells during the September 30, 2009 year end.

Response to SEC Comment #3.

The Andora Energy Corporation shares were the result of shares that were acquired as part of the February 25, 2005 farmout agreement and later eventually converted into Andora Energy Corporation shares the company presently owns. These shares had a nominal value at that time of acquisition and therefore were never considered material. Andora is a private corporation and its securities are not quoted on the open market, therefore, the fair value of our investment in Andora cannot be determined as the market value is not readily obtainable. We agree the method of method of recognition should be disclosed and we will modify all future financial statements on a prospective basis to disclose that the investment is carried at cost and that the cost is a nominal amount. We will also be moving the statement on our interests in Andora out of  “Note 3 Oil and Gas Properties” and creating a new note for our interests in Andora under the title “Investment in Equity Securities”. We will amend this disclosure in all future financial statements as follows:

X.              Investment in Equity Securities

On February 25, 2005, the Company acquired an interest in Signet Energy Inc. (Formerly Surge Global Energy, Inc.) as a result of a Farmout Agreement.

As of November 19, 2008, the Company converted its Signet shares, into 2,241,558 shares of Andora, which represents an equity interest in Andora of approximately 3.95% as of December 31, 2010.  These shares are carried at a nominal value using the cost method.

Response to SEC Comment #4.

All of our oil sands wells were drilled in a known oil sands reservoir determined by over 180 well logs on and around our oil sands leases. It was determined through core analysis, electrical logs, radioactivity logs and other available data that the oil bearing Bluesky reservoir, which covers our oil sands leases, is estimated to contain up to 2.1 billion barrels of original oil in place of which up to 1.2 billion barrels are attributed to our Company. Therefore, we classified our drilled wells as suspended under the development table and not the exploratory table in our filed reports with the SEC. Until we actually produce from at least some of these wells we are not able to claim proved reserves. However, one must understand the long lead times in starting to exploit this type of reservoir and that these wells were drilled to tap a known resource as opposed to being exploratory in nature. In determination of our drilling activity disclosure under “Item 2 Properties”, we referenced Regulation S-K and the SEC Industry Guide 2 for Disclosure of Oil and Gas Operations, in neither document is “Development Well” or “Exploratory Well” defined. Using the definitions under Regulation S-X and FASB 932 our wells could be “Extension Wells” because they are best described as “drilled to extend the limits of a known reservoir”. We note that the SEC considered having a separate “break out” for Extension Wells according to their July 9, 2008 discussion paper. However, we understand this was not enacted. In that same discussion paper it states “However, we believe that distinguishing between extension well drilling and exploratory drilling is important because exploratory drilling typically is associated with the discovery of new fields, and thus new sources of oil and gas, rather than merely the extension of an existing field.” The connotation being that successful “Exploratory Wells” in Regulation S-K Item 1205 table would leave the reader with the impression that the company discovered a new field or a new source of oil. We felt that by categorizing our wells as successful “Exploratory Wells” would be misleading the reader, but if the SEC feels these wells should be classified as Exploratory we will happily classify them as such in future filings.

Response to SEC Comment #5.

We have reviewed FASB ASC Topic 450 contingencies for gains and losses that you refer to in your letter and we will modify all future legal action notes in our financial statements as reported in all future annual reports on Form 10-K and quarterly reports on Form 10-Q to be in accordance with FASB ASC Topic 450, by replacing the word “unlikely” with “remote” for the assessment of the probability of loss for certain legal actions if it applies. .

Response to SEC Comment #6.

We reviewed our disclosure policies and procedures that we implemented on internal controls over financial reporting. We are updating our policies and procedures under our present framework to the guidelines as directly acquired from the Committee of Sponsoring Organizations of the Treadway Commission (specifically for smaller public companies) to assist us in achieving the most effective controls at a reasonable cost. We agree with your comments on our controls and procedures and will include the Management’s Report on Internal Control over Financial Reporting in our amended Annual Report on Form 10-K/A for the year ended September 30, 2010. We have also revised Item 9A in our amended Annual Report on Form 10-K/A to indicate that our disclosure controls and procedures were not completely effective for the year ended September 30, 2010. Our 10-K/A amendments are as follows:

Disclosure Controls and Procedures

As of the end of our fiscal year ended September 30, 2010, an evaluation of the effectiveness of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act of 1934) was carried out under the supervision and with the participation of our principal executive officer and principal financial officer. Based upon that evaluation and recent comments received by the SEC regarding the omission of the management’s report on internal control over financial reporting as per Item 308(a) of Regulation S-K, our principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, our disclosure controls and procedures were not completely effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while our principal executive officer and principal financial officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are not 100% effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) to provide reasonable assurance regarding the reliability of our financial reporting and consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. In our review of recent comments received by the SEC regarding the omission of management’s report on internal control over financial reporting, as per Item 308(a) of Regulation S-K, we concluded that because we are a smaller reporting company we determined that more guidance pertaining to smaller public companies on segregation of duties regarding disclosure compliance under Regulation S-K is required. To assist us to remedy this weakness in our disclosure procedures our management has initiated the updating of our policies and procedures as set out in the framework specifically for smaller public companies by the Committee of Sponsoring Organizations of the Treadway Commission to assist us in achieving the most effective controls at a reasonable cost. Based on the criteria for effective internal controls as set out by our management, an evaluation of the design and effectiveness of our internal controls over financial reporting was conducted under the supervision and with the participation of management, which included our principal executive officer and principal financial officer. Based on the results of this evaluation and recent comments received by the SEC regarding the omission of the Management’s Report on internal control over financial reporting as per Item 308(a) of Regulation S-K, our management concluded that its internal control over financial reporting was subsequently not effective as of September 30, 2010.

Attestation Report of the Independent Registered Public Accounting Firm
Our Company is not required to engage Madsen & Associates, CPA’s, our independent registered public accounting firm as stated in their report included herein, to perform an audit of our internal control over financial reporting, therefore this annual report on Form 10-K does not include an attestation report of our independent registered public accounting firm with respect to our internal control over financial reporting. Madsen & Associates, CPA’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, Madsen & Associates, CPA’s express no such opinion on our internal control over financial reporting as of September 30, 2010.

In closing, Deep Well Oil & Gas, Inc. acknowledges and submits to the SEC that:

1.)	we are responsible for the adequacy and accuracy of the disclosure in the filing;

2.)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

3.)	the we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call the undersigned at 780-409-8144.

Sincerely,

DEEP WELL OIL & GAS, INC.

/s/ Curtis Sparrow

Mr. Curtis Sparrow, P.Eng., MBA
Chief Financial Officer